1 Tesla Road, Austin, TX 78725 P 650 681 5100 F 650 681 5101

November 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kevin Stertzel; Hugh West

Re:	Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed January 31, 2023

File No. 001-34756

Dear Messrs. Stertzel and West:

On behalf of Tesla, Inc. (“Tesla” “us,” “we” or “our”), we acknowledge receipt of the letter dated November 22, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced filing.

We are working to respond to the Comment Letter. However, we will require additional time to fully consider and respond to the Staff’s comments. Accordingly, we respectfully request an extension of 6 business days to respond to the Comment Letter such that we would respond by December 15, 2023.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at 512-516-8177 with any questions you may have.

Sincerely,

/s/ Derek Windham
Derek Windham
Senior Director and Deputy General Counsel

cc: Vaibhav Taneja, Chief Financial Officer